June  23, 2005

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

ATTN:  Nili Shah, Accounting Branch Chief

100 F Street, N.E.

Washington, DC  20549-0510

RE:	UFP Technologies, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2004
Form 10-Q For the quarterly period ended March 31, 2005
Commission File Number: 001-12648

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated June 2, 2005 regarding the above referenced filings.  The headings below correspond to the headings in the staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the staff’s letter.

Form 10-K for the year ended December 31, 2004

Research and Development, page 7

1.              We have noted your disclosure that “research and development is an integral part of the Company’s ongoing cost structure.”  In future filings, consider disclosing the total costs charged to research and development in each period an income statement is presented.  Refer to SFAS No. 2, paragraph 13.

Response:

The Company acknowledges the staff’s comment and will provide the disclosure in future filings to the extent it is material.

Item 7.  Managements Discussion and Analysis of Financial Condition and Results of Operations

Investment in and Advances to Affiliated Partnership, page 14

2.              In a supplemental letter, please explain to us how your consolidation of United Development Company Limited complies with FIN 46.  In your response to us, please address that on page 14 of your Form 10-K, you state that it is because of related party common ownership; whereas, in Note 10 on page 12 of your Form 10-Q for the quarter ended March 31, 2005, you state the reason as you absorb the majority of the expected losses and residual returns.

Response:

In May 1986, the Company acquired a 26.32% limited partnership interest in United Development Company Limited (“UDC”). UDC is a limited partnership that invests in real estate. UDC owns and leases its only property, two manufacturing plants, to the Company through operating leases that initially commenced in 1986.  Parties related to the Company also own interests in UDC and, collectively, the Company and its related parties own 73.7% of the realty limited partnership. Specifically, UDC’s two general partners, each holding a 21.06% ownership interest in UDC, both serve on the Company’s Board of Directors.  Therefore, in accordance with FASB Statement No. 57, Related Party Disclosures, the general partners are related parties of the Company.  In addition, the Company’s external legal counsel and one of its corporate officers each own a 5.26% limited partnership interest in UDC.

The Partnership received cash equity contributions of $142,500, including the Company’s contribution of $37,500.  In order to construct the manufacturing facilities, UDC obtained bank financing that was guaranteed by the Company.  Therefore, for purposes of determining whether UDC was a variable interest entity (“VIE”) the Company considered its 26.32% limited partnership interests and its guarantee of UDC’s debt as variable interests. The Company has concluded that UDC is a VIE pursuant to paragraph 5.a of FIN 46R since UDC did not have sufficient equity to finance its activities without the debt guarantee provided by the Company. FIN 46R requires that related party variable interests (as defined in FAS 57 and paragraph 16 of FIN 46R) be combined for purposes of identifying the primary beneficiary of a VIE. As previously noted, the Company and its related parties collectively own 73.7% of UDC. As such, the Company concluded that the related party group absorbed the majority of UDC’s expected losses. The Company then assessed the factors in FIN 46R to identify the party within the related party group that is most closely associated with UDC and should consolidate it. Based on that analysis, the Company concluded that it was most closely associated with UDC and is required to consolidate it on the date it first became the primary beneficiary.

The Company concurs with the staff’s observation that the disclosure in the Company’s Form 10-K and quarter ended March 31, 2005 Form 10Q did not provide a clear description regarding how its consolidation of UDC complies with FIN 46R. Accordingly, the Company will clarify this position in its disclosures beginning with the Form-Q for the period ending June 30, 2005.

Contractual Obligations, page 19

3.              In future filings, include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table.  If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.  Refer to footnote 46 to Release 33-8350 “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

The Company acknowledges the staff’s comments and will provide the disclosure in future filings.

Critical Accounting Policies—Revenue Recognition, page 20

4.              Within your revenue recognition policy, we have noted your disclosure that “if a loss is anticipated on any contract, a provision for the entire loss is made immediately.”  In a supplemental letter, please explain to us the nature of these contracts and the dollar amount booked as a loss in each period presented in your filing.  In addition, please tell us the accounting literature that you cited for this policy.

Response:

Although the Company has contracts with customers in various markets, they are most prevalent within the automotive industry where programs typically run for multiple years.  These contracts typically do not guarantee quantities but, rather, speak to such things as quality requirements, logistics and price.  As a result, the Company believes that its only obligation under these contracts is for any quantities specified in formal purchase orders.  In unusual situations where the Company dramatically underestimates the cost of producing the product such that cost-of-sales exceeds price and where there is no means of renegotiating the price, the Company’s policy is to establish a reserve for the amount by which cost-of-sales exceeds sales price for any open purchase orders consistent with the provisions of ARB No. 43, chapter four.

After considering the Staff’s comment, the Company believes that, while the disclosure is accurate, it would be clearer if presented in the Accounting Policy governing Inventories.  Accordingly, the Company will clarify this disclosure in its Form 10-Q for the period ending June 30, 2005.

For the years ended December 31, 2004, 2003, and 2002, the Company did not create a reserve for any such contract.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours,

UFP Technologies, Inc.

By:	/s/ Ronald J. Lataille
Ronald J. Lataille
Chief Financial Officer
UFP Technologies, Inc.
172 East Main Street
Georgetown, MA 01833
tel. 978-352-2200
fax 978-352-5616

cc:	Mr. Ryan Rohn
Mr. Al Pavot
Mr. Samuel Williams